UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

February 20, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Andrx Corporation

File No. 000-31475 - CF# 22915

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Watson Pharmaceuticals, Inc., (acquirer of Andrx Corporation), submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Andrx Corporation excluded from Exhibit 10.102 to a Form 10-Q filed on August 4, 2005, as modified by the same contract refiled with fewer redactions as Exhibit 10.102 to a Form 10-K on March 16, 2006.

Based on representations by Watson Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.102   through August 15, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel